AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     ---------------------------------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 6)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)
                     ---------------------------------------

                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             BARBARA BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-2594
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:
                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000




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                  This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent") and by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of Dekalb Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 11 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION.

                  On September 14, 1998, Parent announced that it had reached an agreement with the staff of the Antitrust Division (the "Division") of the Department of Justice concerning a timetable for concluding the Division's review of the Offer under the HSR Act. Pursuant to the terms of this agreement, Parent will not consummate the Offer prior to the earlier of November 16, 1998 and the date that the Division notifies Parent that it is closing its review of the Offer.

                  As a result of reaching this agreement with the Division, Parent and the Purchaser have also extended the expiration date of the Offer until 5:00 pm eastern standard time on Monday, November 30, 1998. Although Parent and Purchaser believe that this schedule provides for adequate time to resolve with the Division any issues that remain outstanding in connection with the Division's review of the Offer, there can be no guarantee that the Offer will be consummated on November 30, 1998.

                  On September 14, 1998, the Parent issued a press release announcing the agreement with the Division and the extension of the Offer. A copy of such press release is attached as Exhibit (a)(7)(vi) hereto and is hereby incorporated herein by reference.


ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)      --  Offer to Purchase, dated May 15, 1998.*
(a) (2)      --  Letter of Transmittal.*
(a) (3)      --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.*
(a) (4)      --  Letter to Clients for Use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.*
(a) (5)      --  Notice of Guaranteed Delivery.*

(a) (6)      --  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.*
(a) (7)      --  Text of press release issued by Parent and the Company on
                 May 11, 1998.*
(a)(7)(i)    --  Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)   --  Text of press release issued by Parent on June 3, 1998*
(a)(7)(iii)  --  Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)   --  Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)    --  Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)   --  Text of press release issued by Parent on September 14, 1998
(a) (8)      --  Form of Summary Advertisement, dated May 15, 1998.*
(b)          --  Not applicable.
(c) (1)      --  Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*
(c) (2)      --  Stockholders Agreement, dated May 8, 1998, among Parent, the
                 Voting Trustees and the Registered Holders.*
(c) (3)      --  Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (4)      --  Stockholders' Agreement, dated as of January 31, 1996, between
                 Parent and the other holders of Class A Shares of the Company.*
(c) (5)      --  Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (6)      --  Collaboration Agreement and License, dated as of January 31,
                 1996, between the Company and Parent.**
(c) (7)      --  Corn Borer-Protected Corn License Agreement, dated as of
                 January 31, 1996, between the Company and Parent.**
(c) (8)      --  Glyphosate-Protected Corn License Agreement, dated as of
                 January 31, 1996, between the Company and Parent.**
(c) (9)      --  CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                 dated as of January 31, 1996, between the Company and Parent.*
(d)          --  Not applicable.
(e)          --  Not applicable.
(f)          --  Not applicable.


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*   Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 1998


                                MONSANTO COMPANY

                                By:  /s/ Derek K. Rapp
                                   ---------------------------------------------
                                      Name:  Derek K. Rapp
                                      Title: Director, Mergers & Acquisitions
                                             (Authorized Officer)

                                CORN ACQUISITION CORPORATION

                                By:  /s/ Barbara Blackford
                                   ---------------------------------------------
                                      Name:  Barbara Blackford
                                      Title: President, Secretary & Treasurer

                                  EXHIBIT INDEX

   EXHIBIT
     NO.             DESCRIPTION
(a) (1)     --  Offer to Purchase, dated May 15, 1998.*
(a) (2)     --  Letter of Transmittal.*
(a) (3)     --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.*
(a) (4)     --  Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.*
(a) (5)     --  Notice of Guaranteed Delivery.*
(a) (6)     --  Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.*
(a) (7)     --  Text of press release issued by Parent and the Company on
                May 11, 1998.*
(a)(7)(i)   --  Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)  --  Text of press release issued by Parent on June 3, 1998.*
(a)(7)(iii) --  Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)  --  Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)   --  Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)  --  Text of press release issued by Parent on September 14, 1998
(a) (8)     --  Form of Summary Advertisement, dated May 15, 1998.*
(b)         --  Not applicable.
(c) (1)     --  Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*
(c) (2)     --  Stockholders Agreement, dated May 8, 1998, among Parent, the
                Voting Trustees and the Registered Holders.*
(c) (3)     --  Investment Agreement, dated as of January 31, 1996, between the
                Company and Parent.*
(c) (4)     --  Stockholders' Agreement, dated as of January 31, 1996, between
                Parent and the other holders of Class A Shares of the Company.*
(c) (5)     --  Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (6)     --  Collaboration Agreement and License, dated as of January 31,
                1996, between the Company and Parent.**
(c) (7)     --  Corn Borer-Protected Corn License Agreement, dated as of
                January 31, 1996, between the Company and Parent.**
(c) (8)     --  Glyphosate-Protected Corn License Agreement, dated as of
                January 31, 1996, between the Company and Parent.**
(c) (9)     --  CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                dated as of January 31, 1996, between the Company and Parent.*
(d)         --  Not applicable.
(e)         --  Not applicable.

(f)         --  Not applicable.


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*   Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.